UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number: 1-10689

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

(Full title of the plan and address of the plan, if different from that of the issuer named below)

LIZ CLAIBORNE, INC.

1441 BROADWAY

NEW YORK, NEW YORK 10018

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

The Liz Claiborne 401(k) Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The Liz Claiborne 401(k) Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Liz Claiborne 401(k) Savings and Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

New York, New York

June 9, 2011

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF

DECEMBER 31, 2010 AND 2009

	2010	2009

PARTICIPANT - DIRECTED INVESTMENTS AT FAIR VALUE	$172,437,519	$166,122,654

RECEIVABLES:
Participant contributions	370,686	387,204
Employer contributions	130,414	—
Notes receivable from participants	2,173,676	2,872,624

Total receivables	2,674,776	3,259,828

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	175,112,295	169,382,482

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(285,115)	411,660

NET ASSETS AVAILABLE FOR BENEFITS	$174,827,180	$169,794,142

The accompanying Notes to Financial Statements are an integral part of these statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE

YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Contributions:
Participants	$9,674,550
Employer	131,606
Total contributions	9,806,156

Investment income:
Net appreciation in fair value of investments	14,958,226
Dividends	3,086,636
Interest	124,622
Total investment income	18,169,484

Transfers in from other Liz Claiborne Plans (Note 1)	1,281,179

DEDUCTIONS:
Benefits paid to participants	(24,223,781)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	5,033,038

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	169,794,142

End of year	$174,827,180

The accompanying Notes to Financial Statements are an integral part of this statement.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.                      DESCRIPTION OF THE PLAN

The following description of The Liz Claiborne 401(k) Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—Effective January 1, 1983, Liz Claiborne, Inc. (the “Company”) adopted The Liz Claiborne Profit Sharing Retirement Plan, a profit sharing plan that provided for employer profit sharing contributions, which was amended and restated from time to time. Effective January 1, 1985, the Company adopted The Liz Claiborne Savings Plan, which was amended and restated from time to time and provided for contributions pursuant to section 401(k) of the Internal Revenue Code of 1986 (the “IRC”), as amended. Effective April 1, 2000, the Company amended and restated The Liz Claiborne Savings Plan and adopted The Liz Claiborne 401(k) Savings and Profit Sharing Plan to reflect the merger of The Liz Claiborne Profit Sharing Retirement Plan into The Liz Claiborne Savings Plan. Effective November 30, 2010, the Company amended the Plan to reflect the mergers of the Kate Spade Retirement Plan (the “Kate Spade Plan”) and the Liz Claiborne Union Employees’ Savings Plan (the “Union Plan”) into the Plan in accordance with the applicable plan documents and Section 414(1) of the IRC. An administrative committee (the “Administrative Committee”) and an investment committee (the “Investment Committee”) have been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan, respectively. Fidelity Management Trust Company (the “Trustee”) serves as the trustee of the Plan. The Plan is a defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility—Employees of the Company and certain of its majority-owned subsidiaries who are not covered by certain collective bargaining agreements and who are age 21 (the “employees”) can make elective deferrals in the Plan providing they meet service and eligibility requirements. Eligible full-time employees may participate in the Plan commencing on the first day of the month following six months of service and eligible part-time employees may participate in the Plan commencing after twelve months of service, during which the employee is credited with at least 1,000 hours of service. In addition, full and part-time employees may be eligible to receive a profit sharing employer contribution, should such a contribution be made by the Company for the given year. Participants must be at least 21 years of age and complete twelve months and 1,000 hours of service to become eligible for the profit sharing component of the Plan. Once eligible, a participant must be credited with 1,000 hours of service during a Plan year and be employed by the Company on the last day of the calendar year to share in the profit sharing contribution for that year.

Contributions—Participants who are not highly compensated may contribute amounts ranging from 1% to 50% of pretax annual compensation, as defined by the Plan.  Participants who are highly compensated may contribute amounts ranging from 1% to 8% of pretax annual compensation. In addition, upon commencement of employment, all employees are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations. The IRC imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 2010, a participant’s tax-deferred contribution was limited to $16,500. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 as a catch up contribution, resulting in a total pretax contribution of $22,000 for 2010. The Plan provides for automatic enrollment at a contribution rate of 3% when an eligible employee first becomes entitled to participate in the Plan, unless the employee elects otherwise. The Plan includes an “Annual Increase Program,” whereby the participant’s deferral amount is automatically increased by 1% each year from the automatic enrollment amount of 3% until a deferral amount of 6% is reached. Plan participants may decline the program or any annual automatic increase. Effective June 30, 2009, the Plan was amended to allow the Company to make matching contributions based on amounts authorized by the Administrative Committee. Based on direction from the Compensation Committee of the Company’s Board of Directors, the Administrative Committee suspended the Company’s matching contributions from July 1, 2009 through July 5, 2010. Effective July 6, 2010, the Company makes matching contributions equal to 50% of each participant’s contributions up to 6% of the participant’s compensation. Additionally, the Company may make profit sharing contributions from its current or accumulated earnings in the amount determined by an annual resolution of the Board of Directors. There was no profit sharing contribution for the Plan year ended December 31, 2010. Participants direct the investment of all contributions into various investment options offered by the Plan.

Participant Accounts—A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments and withdrawals. In addition, profit sharing contributions are allocated based on participants’ compensation, as defined in the Plan document. The benefit to which a participant is entitled is the portion of the participant’s account which has vested.

Vesting—Participants’ elective deferrals plus actual earnings thereon are immediately vested. Participants vest in Company matching and profit sharing contributions based on years of service with the Company.

Employer matching contributions vest as follows:

Years of Service with the Company	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Profit sharing contributions prior to 2007 fully vest after five years of service with the Company, with no vesting prior thereto. Profit sharing contributions made for Plan years beginning on or after January 1, 2007 vest in accordance with the following schedule:

Years of Service with the Company	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	100%

Participants’ interests in their accounts are fully vested and nonforfeitable in the event of death, disability or retirement at or after normal retirement age (65).

Investment Options—During 2010, participants were able to direct contributions into any of 30 investment options, including the Company stock fund, in no less than 5% increments. The Trustee buys shares of Liz

Claiborne, Inc. common stock at current market prices on the New York Stock Exchange for the Company stock fund. This fund’s investment goal is to provide participants with a way to invest in Liz Claiborne, Inc. The Company’s contributions to the Company stock fund may be made directly to the Plan in shares of Liz Claiborne, Inc. common stock (see Note 4 — Exempt Party-in-Interest Transactions). The Company also offers mutual funds, a common/collective trust and a self-directed brokerage account as investment options to participants. Certain participants in the Kate Spade Plan held an investment in an additional common/collective trust that was transferred into the Plan and is expected to close in 2011.

Participant Loans—Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s vested account and bear interest at the prime rate plus one percent, as defined in the Plan document. In 2010, interest rates ranged from 4.25% to 9.25%. During 2010, loans were issued with an interest rate of 4.25%. Principal and interest are paid ratably through payroll deductions over a term not to exceed 5 years.

Payment of Benefits—Upon termination of employment, the value of a participant’s vested account is payable in cash or in stock of the Company, as applicable. The participant may also elect to roll the balance into an Individual Retirement Account (“IRA”) or a future employer’s plan. At the participant’s election or when the account balance is less than $1,000, such distribution may be requested immediately and will be processed in a lump-sum as soon as practicable. Alternatively, (i) if the balance is between $1,000 and $5,000, the Company will transfer the balance into an IRA account or (ii) if the account balance is in excess of $5,000, payments can be requested in periodic installments for a period not extending beyond the participant’s life expectancy or the joint life expectancies of the participant and a designated beneficiary.

As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal.

Forfeited Accounts—At December 31, 2010 and 2009, forfeited non-vested account balances totaled $567,530 and $821,207, respectively. These accounts will be used to reduce future Company contributions or to pay Plan expenses, pursuant to the Plan document. During 2010, employer contributions were reduced by $1,425,397 from the utilization of forfeited non-vested accounts.

Transfers in from Plan Merger—Effective November 30, 2010, the Kate Spade Plan and Union Plan merged into the Plan. The employees who participated in these plans are eligible to participate in the Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared under the accrual method in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Valuation of Investments—The Plan’s investments are stated at fair value. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common/collective trusts and the self-directed brokerage account are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. The Plan’s investments in the common/collective trusts are recorded at fair value and then adjusted to contract value, which amounted to $28,591,109 and $33,176,466 at December 31, 2010 and 2009, respectively.

The Plan applies the relevant accounting guidance on fair value measurements to (i) all financial instruments that are being measured and reported on a fair value basis and (ii) disclosures of fair value of certain financial assets.

The following fair value hierarchy is used in selecting inputs for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 —	Quoted market prices in active markets for identical assets or liabilities;
Level 2 —	Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3 —	Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those that a market participant would use.

Fair value measurement for the Plan’s assets assumes the highest and best use (the use that generates the highest returns individually or as a group) for the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. This applies even if the intended use of the asset by the Plan is different.

The following tables present the financial assets and liabilities the Plan measures at fair value on a recurring basis, based on such fair value hierarchy:

	Fair Value Measured and Recorded at December 31, 2010 Using:			Total Fair Value as of December 31,
	Level 1	Level 2	Level 3	2010
Participant-Directed Investments:
Mutual Funds:
Index Funds	$38,654,492	$—	$—	$38,654,492
Balanced Funds	38,047,724	—	—	38,047,724
Growth Funds	35,331,004	—	—	35,331,004
Value Funds	23,852,969	—	—	23,852,969
Fixed Income Fund	879,675	—	—	879,675
Total Mutual Funds	136,765,864	—	—	136,765,864
Liz Claiborne, Inc. Common Stock Fund	3,917,237	—	—	3,917,237
Self-Directed Brokerage Fund	2,878,194	—	—	2,878,194
Common/Collective Trusts (Stable Value)	—	28,876,224	—	28,876,224
Total Participant-Directed Investments	$143,561,295	$28,876,224	$—	$172,437,519

	Fair Value Measured and Recorded at December 31, 2009 Using:			Total Fair Value as of December 31,
	Level 1	Level 2	Level 3	2009
Participant-Directed Investments:
Mutual Funds:
Index Funds	$38,772,489	$—	$—	$38,772,489
Growth Funds	34,544,024	—	—	34,544,024
Balanced Funds	32,163,759	—	—	32,163,759
Value Funds	21,424,924	—	—	21,424,924
Fixed Income Fund	366,437	—	—	366,437
Total Mutual Funds	127,271,633	—	—	127,271,633
Liz Claiborne, Inc. Common Stock Fund	3,140,915	—	—	3,140,915
Self-Directed Brokerage Fund	2,805,414	—	—	2,805,414
Common/Collective Trust (Stable Value)	—	32,764,806	—	32,764,806
Total Participant-Directed Investments (*)	$133,217,962	$32,764,806	$—	$165,982,768

(*) Excludes cash of $139,886.

Notes Receivable from Participants—The Notes receivable from participants are valued at unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan’s assets are invested in various investment securities, including mutual funds, common/collective trusts, a self-directed brokerage account and the Company’s common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participant account balances and the amounts reported in the financial statements.

Income Recognition—Security transactions are recorded on a settlement date basis. The difference resulting from recording transactions between the trade date and settlement date was not significant to the Plan’s financial statements. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Realized and unrealized gains and losses on Plan assets are determined based on the value of the assets at the beginning of the Plan year, or at the time of purchase during the year.

The accompanying Statement of Changes in Net Assets Available for Benefits presents Net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2010, realized gains and losses on investments sold during the year then ended and investment management fees associated with the Plan’s investments in mutual funds and the common/collective trusts.

Administrative Expenses, Investment Management and Recordkeeping Fees—The Company pays all administrative expenses incurred by the Plan, as provided in the Plan document. Investment management fees amounted to approximately $1,040,900 for the year ended December 31, 2010 and are recorded within

Net appreciation in fair value of investments on the accompanying Statement of Changes in Net Assets Available for Benefits.

Loan Expenses—Loan transaction and servicing fees are charged to the borrowing participants’ accounts by the Plan’s recordkeeper and are recorded within Net appreciation in fair value of investments on the accompanying Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits—Benefit payments are recorded when paid.

Accounting for Fully Benefit-Responsive Benefit Contracts—Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan contains common/collective trusts that invest in fully benefit-responsive investment contracts. Contract value of the common/collective trusts is the total cost of the investment (amount paid at the time of purchase plus or minus any additional deposits or withdrawals) plus accrued interest. The Statements of Net Assets Available for Benefits present the common/collective trusts at fair value as well as an additional line item showing the adjustment of the underlying fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Certain events limit the ability of the Plan to transact at contract value with the issuer of the common/collective trusts. Such events include the following: (i) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan; (iv) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the common/collective trusts’ cash flow; (v) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund; and (vi) any transfer of assets from the common/collective trusts directly to a competing investment option. The Plan’s Administrative Committee does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value with participants is probable.

The table below reflects (i) the average yield earned by the Plan for all fully benefit-responsive investment contracts (which may differ from the interest rate credited to participants in the Plan) and (ii) the average yield earned by the Plan for all fully benefit-responsive investment contracts with an adjustment to reflect the actual interest rate credited to participants in the Plan for the years ended December 31, 2010 and 2009. The crediting interest rate is based on a formula agreed upon with the issuer and calculated for the common/collective trusts as a whole as annualized one-day income from insurance contracts, net of expenses, divided by fair value of investments and insurance contracts at year-end.

Managed Income Portfolio Class II	2010	2009
Average yield based on actual earnings	2.3%	2.7%
Average yield based on interest rate credited to participants	1.8%	1.5%

Managed Income Portfolio(*)	2010	2009
Average yield based on actual earnings	2.7%	N/A
Average yield based on interest rate credited to participants	1.4%	N/A

(*) The Managed Income Portfolio is a fund option that was offered to participants in the Kate Spade Plan and Union Plan prior to their merger into the Plan.

Subsequent Events—The Administrative Committee’s policy is to evaluate all events or transactions that occur from the year end date through the date of the issuance of the Plan’s financial statements. The Plan’s Administrative Committee has evaluated subsequent events through the date the Company issued these financial statements (see Note 8 — Subsequent Event).

Recently Adopted Accounting Pronouncements—In January 2010, new accounting guidance on fair value measurements was issued which requires (i) an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and describe the reasons for such transfers and (ii) separate presentation of purchases, sales, issuances and settlements for Level 3 fair value measurements.   The new accounting guidance also clarifies the disclosure requirements about the inputs and valuation techniques for Level 2 or Level 3 fair value measurements. The adoption of the new accounting guidance did not have a material effect on the Plan’s financial statements.

In September 2010, new accounting guidance was issued which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants in the financial statements. The adoption of such guidance did not affect the amount of participant loans receivable, but did result in the reclassification of such loans from Participant-directed investments at fair value to Notes receivable from participants on the accompanying Statements of Net Assets Available for Benefits.

Recent Accounting Pronouncements—In May 2011, new accounting guidance on fair value measurements was issued which requires updates to the fair value measurement disclosure to conform U.S. GAAP and International Financial Reporting Standards, effective for interim and annual periods beginning after December 15, 2011. The adoption of the new guidance will not affect the Plan’s financial statements.

3.       INVESTMENTS

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 was as follows:

	Number of Shares		$
	2010	2009	2010	2009

*Fidelity Managed Income Portfolio Class II	28,580,509	33,176,466	$28,865,537	$32,764,806
*Fidelity US Bond Index	1,987,835	2,135,873	22,522,168	23,622,754
American Growth Fund of America Class R4	569,517	635,816	17,193,723	17,236,970
*Fidelity Spartan 500 Index	350,138	381,354	15,574,139	15,036,793
*Fidelity Freedom 2010	982,295	1,066,087	13,349,392	13,336,753
Alger Midcap Growth Institutional	717,852	823,009	10,193,493	9,818,493

*Permitted party-in-interest.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $14,958,226, as follows:

Mutual Funds	$13,753,813
Liz Claiborne, Inc. Common Stock Fund	925,969
Self-Directed Brokerage Fund	278,444
Net appreciation in fair value of investments	$14,958,226

4.       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2010, the members of the Plan’s Administrative Committee served in the following Company positions: VP and Assistant Treasurer, VP of Total Rewards and Retirement Plan Specialist. As of December 31, 2010, the members of the Plan’s Investment Committee served in the following Company positions: Chief Financial Officer, VP of Finance and Treasurer, VP and Assistant Treasurer, VP of Total Rewards and SVP- Chief Legal Officer, General Counsel and Secretary. Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

The Company is also a party-in-interest to the Plan under the definition provided by ERISA. Under ERISA, Plan transactions in Liz Claiborne, Inc.’s common stock qualify as permitted party-in-interest transactions.  At December 31, 2010 and 2009, the Plan held 546,958 and 557,889 shares, respectively, of common stock of Liz Claiborne, Inc., the Plan’s sponsoring employer, with a fair value of $3,917,237 and $3,140,915 respectively, and a cost basis of $6,654,855 and $7,134,549, respectively.

Certain Plan investments, amounting to $109,669,139 at December 31, 2010, are units of funds managed by the Trustee, as defined by the Plan. Under ERISA, these transactions qualify as exempt party-in-interest transactions. Investment management fees paid to the Trustee of approximately $1,040,900 are included within Net appreciation in fair value of investments on the accompanying Statement of Changes in Net Assets Available for Benefits.

5.       PLAN TERMINATION

The Plan may be terminated at any time at the Company’s sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants would cease and all Company contributions that had been credited to each participant’s account would fully vest. At this time, management has no intention of terminating the Plan.

6.       FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated April 23, 2008 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Company, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.       RECONCILIATION TO FORM 5500

As required by U.S. GAAP, the Statements of Net Assets Available for Benefits present the common/collective trusts at fair value and an adjustment to reflect the common/collective trusts at contract value. However, the common/collective trusts are recorded at fair value on the Form 5500. In addition, amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2010 and December 31, 2009, but not paid as of such dates.

The following is a reconciliation of the Plan’s net assets per the financial statements to the Plan’s net assets per the Form 5500:

		2010	2009
Net assets available for benefits, per financial statements		$174,827,180	$169,794,142
Less:	Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(285,115)	411,660
	Amounts allocated to withdrawing participants	—	20,000
Net assets available for benefits, per Form 5500		$175,112,295	$169,362,482

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010:

Net increase in net assets available for benefits, per financial statements		$5,033,038
Plus:	Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	411,660
	Reversal of prior year amounts allocated to withdrawing participants	20,000
Less:	Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(285,115)
	Net increase in net assets available for benefits, per Form 5500	$5,749,813

8.       SUBSEQUENT EVENT

Effective February 11, 2011, the Plan’s Investment Committee approved the offering of the Morgan Stanley Institutional Mid Cap Growth Fund as an investment option and the termination of the Plan’s investment in the Alger Midcap Growth Institutional Fund. In May 2011, shares of the Alger Midcap Growth Institutional Fund were exchanged for shares of the Morgan Stanley Institutional Mid Cap Growth Fund, unless otherwise directed by participants.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Identity of Issue, Borrower, Lessor or Similar Party	Investment Description	Cost **	Market Price	Current Value

* Liz Claiborne, Inc. Common Stock	Common Stock Fund		$7.16	$3,917,237
Brokerage Link Fund	Self-Directed Brokerage Fund		—	2,878,194
* Fidelity Managed Income Portfolio	Common/Collective Trust		—	10,687
* Fidelity Managed Income Portfolio Class II	Common/Collective Trust		—	28,865,537
Baron Growth Fund	Mutual Fund		51.23	3,853,089
Alger Midcap Growth Institutional	Mutual Fund		14.20	10,193,493
Oakmark Fund Class I	Mutual Fund		41.30	7,201,142
Royce Total Return	Mutual Fund		13.17	5,110,353
Dodge & Cox International Stock Fund	Mutual Fund		35.71	8,664,854
Western Asset Core Plus Bond Portfolio — Institutional Class	Mutual Fund		10.78	879,675
American Growth Fund of America Class R4	Mutual Fund		30.19	17,193,723
H & W Mid-Cap Value Class I	Mutual Fund		23.98	2,251,920
Artisan Mid-Cap Value	Mutual Fund		20.08	624,700
* Fidelity Diversified International	Mutual Fund		30.15	4,090,699
* Fidelity Freedom Income	Mutual Fund		11.28	421,792
* Fidelity Freedom 2000	Mutual Fund		11.94	404,856
* Fidelity Freedom 2005	Mutual Fund		10.81	303,862
* Fidelity Freedom 2010	Mutual Fund		13.59	13,349,392
* Fidelity Freedom 2015	Mutual Fund		11.34	861,341
* Fidelity Freedom 2020	Mutual Fund		13.79	2,312,850
* Fidelity Freedom 2025	Mutual Fund		11.52	1,699,242
* Fidelity Freedom 2030	Mutual Fund		13.77	4,866,727
* Fidelity Freedom 2035	Mutual Fund		11.47	2,429,861
* Fidelity Freedom 2040	Mutual Fund		8.01	5,148,059
* Fidelity Freedom 2045	Mutual Fund		9.49	3,826,222
* Fidelity Freedom 2050	Mutual Fund		9.38	2,423,520
* Fidelity US Bond Index	Mutual Fund		11.33	22,522,168
* Fidelity Spartan Extended Market Index	Mutual Fund		38.17	385,748
* Fidelity Spartan International Index	Mutual Fund		35.17	172,437
* Fidelity Spartan 500 Index	Mutual Fund		44.48	15,574,139

Total participant-directed investments at fair value				$172,437,519

* Various participants	Loans to Participants ***			$2,173,676

*	Represents a permitted party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Interest rates range from 4.25%-9.25% and maturity dates are through January 16, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE LIZ CLAIBORNE 401(k) SAVINGS
AND PROFIT SHARING PLAN

By:	/s/ Andrew Warren
Andrew Warren
Chief Financial Officer

June 9, 2011

EXHIBIT INDEX

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*Filed herewith.